EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Year Ended December 31,
	March 31, 2006		2005		2004		2003		2002		2001
	($ in thousands)
Fixed charges:
Interest expense	$97,782		$185,935		$79,053		$39,956		$13,974		$4,286
Interest capitalized	128		932		—		—		—		—
Interest portion of rental expense	332		1,244		1,494		843		429		223

Total fixed charges	$98,242		$188,111		$80,547		$40,799		$14,403		$4,509

Earnings:
Net income before income taxes and cumulative effect of accounting change	$78,034		$269,072		$205,421		$132,480		$41,582		$6,792
Fixed charges	98,242		188,111		80,547		40,799		14,403		4,509
Less: Interest capitalized	(128)		(932)		—		—		—		—

Total earnings	$176,148		$456,251		$285,968		$173,279		$55,985		$11,301

Ratio of earnings to fixed charges	1.8	x	2.4	x	3.6	x	4.2	x	3.9	x	2.5	x